

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Salavador Rosillo
Chief Executive Officer
HempAmericana, Inc.
78 Reade Street, 4FW
New York, NY 10007

> **Re: HempAmericana, Inc.**
> **Post-Effective Amendment on Form 1-A**
> **Filed September 3, 2020**
> **File No. 024-10974**

Dear Mr. Rosillo:

We have reviewed your post-effective amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing